EXHIBIT 21.1

Subsidiaries of PBF Logistics LP

Name:	Jurisdiction of Organization:
Delaware City Logistics Company LLC	Delaware
Delaware City Terminaling Company LLC	Delaware
Delaware Pipeline Company LLC	Delaware
Toledo Terminaling Company LLC	Delaware
PBF Logistics Finance Corporation	Delaware